Boxwoods, Inc.

850 Third Avenue, Suite 1801

New York, NY  10022

December 4, 2008

Mr. Ryan C. Milne

Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Re:

Boxwoods, Inc.

Form 10-KSB for Fiscal Year Ended November 30, 2007

Filed February 14, 2008

File No. 333-132107

Dear Mr. Rosenblum:

We are in receipt of your comment letter dated November 24, 2008 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

Form 10-KSB for the Fiscal Year Ended November 30, 2007

Management's Discussion and Analysis or Plan of Operation, page 4

1.

We note on page 5 that you will be required to include a report of management on your internal control over financial reporting commencing with your annual report for the year ended November 30, 2009. Pursuant to Item 308T(a) of Regulation S- K, you will be required to provide a report of management on your internal control over financial reporting as of November 30, 2008. Please confirm to us that your Form 10-K for the fiscal year ended November 30, 2008, will include management's report on internal control over financial reporting.

Response:

The Form 10-K for the fiscal year ended November 30, 2008 will include management’s report on internal control over financing reporting.

Controls and Procedures, page 7

2.

You disclose that your chief executive and chief financial officer concluded that your disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance. It does not appear that you have disclosed your conclusion as to the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-B. Please confirm to us that you will state clearly in future filings, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and set forth, if true, the conclusions of the principal executive and principal financial officers that the disclosure controls and procedures are, in fact, effective at the "reasonable assurance" level.

Response:

The Company will state clearly in future filings in the disclosure controls and procedures to provide reasonable assurance of achieving their objectives and set forth the conclusions of the principal executive and principal financial officers that the disclosure controls and procedures are, in fact, effective at the "reasonable assurance" level.

3.

In addition, please state, if true, that your certifying officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive and chief financial officer, to allow timely decisions regarding required disclosure. Please confirm to us that in future periodic reports you will provide a complete definition of the term disclosure controls and procedures that conforms to the Rules 13a-15(e) and 15d-15(e) of the Exchange Act whenever you include a definition of the term.

Response:

The certifying officers concluded that the company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the chief executive and chief financial officer, to allow timely decisions regarding required disclosure. The Company confirms that in future periodic reports we will provide a complete definition of the term disclosure controls and procedures that conforms to the Rules 13a-15(e) and 15d-15(e) of the Exchange Act whenever we include a definition of the term.

Form 10-Q for the Quarterly Period Ended August 31, 2008

Controls and Procedures, page 13

4.

With respect to your Form 10-Q, we note the statement that "A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." In future filings, clarify whether your CEO and CFO have concluded that the controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures and any other qualifying language. Refer to Section II.F. 4 of Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238 (June 5, 2003), available on our website at http://www.scc.gov/rules/final/33-8238.htm

Response:

The Company will clarify in future filings, whether our CEO and CFO have concluded that the controls and procedures are effective at the reasonable assurance level. In the alternative, we will remove the reference to the level of assurance of our disclosure controls and procedures and any other qualifying language.

5.

We note (that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-B in the following respects:

•

Please revise your certifications to be worded exactly as required by Item 601(b)(31)(i) of Regulation S-K, last amended by Release No. 33-8876, December 19, 2007 and effective February 4, 2008;

•

Please remove the report descriptions "quarterly," as appropriate, from all certifications except for where you identify in the first paragraph this quarterly report on Form 10-Q;

•

Correct paragraph four and five to conform to the amended language; and

•

Remove paragraph six of the certification.

Please confirm to us that you will conform the Section 302 certifications to that found in Item 601(b)(31) of Regulation S-K in future filings, and provide us with the form of the certification that you intend to include in your Form 10-K as of November 30, 2008.

Response:

The Company will conform the Section 302 certifications to that found in Item 601(b)(31) of Regulation S-K in future filings.  Attached is the form of the certification that we intend to include in our Form 10-K as of November 30, 2008.

The Company acknowledges that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard Rosenblum

Richard Rosenblum

Chief Executive Officer

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